

July 12, 2018

L. Brooks Mallard
Chief Financial Officer
JELD-WEN Holding, Inc.
2645 Silver Crescent Drive
Charlotte, North Carolina 28273

      **Re: JELD-WEN Holding, Inc.**
          **Form 10-K for the year ended December 31, 2017**
          **Filed March 6, 2018**
          **File No. 1-38000**

Dear Mr. Mallard:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Liquidity and Capital Resources
Cash Flow from Operations, page 54

1.     We note your discussion on page 44 regarding working capital and seasonality. While this discussion is useful to help a reader to understand trends in your business, it does not address the actual results. Please revise future disclosures to discuss the underlying reasons for changes in working capital accounts that impacted the amount of cash flows provided by or used in operating activities. Refer to Section IV.B of SEC Release 33-8350. Further, we note that changes in your balance sheet line items do not correspond to activity reported in your cash flow statement. To the extent that these differences are material, please provide the reader with an explanation for the differences. For example, per your balance sheet, accounts receivable increased $43 million during 2017, while the

cash flow statement reports a slight decrease, or cash inflow from accounts receivable. We note that your cash flow statement is reported net of effect of acquisitions; however, based on footnote 2 on page F-17, it appears that the acquired accounts receivable of $23 million does not explain the entire difference.

Consolidated Statement of Cash Flows, page F-8

2.      We note your net presentation of change in long-term debt within financing activities. Please revise this presentation in future filings to present the gross movement in long-term debt as required by ASC Topic 230-10-45-7 through 9, or explain to use why you believe your current presentation is appropriate.

Notes to the Consolidated Financial Statements
Note 18. Income Taxes, page F-29

3.      We note your loss carryforward disclosures on page F-33. In future filings please disclose the amount of pre-tax income you need to generate to realize your deferred tax assets. Also, please provide a more meaningful breakdown of the timing of the expiration of NOL carryforwards.  In this regard, we note that 96% of the NOL carryforwards expire after 2021.

Note 30. Commitments and Contingencies, page F-47

4.      We note your disclosure that you do not believe a loss in the Steves' matter is probable and estimable, and therefore, you have not accrued a reserve for the loss contingency and we note on February 15, 2018 a jury returned a verdict that was unfavorable to you.  Please tell us and revise future disclosures to clarify whether no loss has been accrued because you have concluded that a loss is not probable or no loss has been accrued because there are probable losses but the amount of probable loss is not estimable. If there are probable losses that are not estimable, please explain why. In addition, in each case, please further disclose the range of reasonably possible loss or disclose that such an estimate cannot be made.

Note 36. Revision of Prior Period Financial Statement, page F-59

5.      Your disclosure indicates that you have concluded the effects of the correction of errors were not material individually or in the aggregate to your previously reported annual periods; however, it appears that the corrections had a material impact on Net Income, Net Loss Attributable to Common Shareholders and Loss per Share for the year ended December 31, 2016.  Please provide a comprehensive analysis explaining how you determined these corrections were not material.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

L. Brooks Mallard
JELD-WEN Holding, Inc.
July 12, 2018
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   You may contact Mindy Hooker at (202) 551-3732 or Melissa Rocha at (202) 551-3854 with any questions.


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